June 16, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C., 20549

Attention:	Heather Clark

Claire Erlanger

Re:	Omega Flex, Inc.
Form 10-K for the Fiscal Year ended December 31, 2021
Filed March 14, 2022
File No. 000-51372

Ladies and Gentlemen:

Omega Flex, Inc. (“we,” “us,” “our” or the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Matthew F. Unger, the Company’s Chief Financial Officer, dated June 6, 2022, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.	We note that your discussion in MD&A excludes disclosure of any critical accounting estimates. Please revise to include disclosure of all critical accounting estimates as required by Item 303 of Regulation S-K. Your disclosure should include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over the period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

By way of background, we note that we removed disclosure regarding the critical accounting estimates from the MD&A included in the Form 10-K as we believed such disclosure was largely duplicative of that reflected in the notes to the financial statements, and further that during the year covered by the Form 10-K, there were no significant changes to our estimates or assumptions during the period worthy of disclosure.

United States Securities and Exchange Commission

June 16, 2022

However, in light of the Staff’s comments and in order to provide additional clarity regarding the uncertainty and the sensitivity of the estimates and/or assumptions of certain of our critical accounting estimates, in future filings we plan to include additional disclosures substantially in the form of the below, which reflects such proposed disclosure as it would have been applicable to the fiscal year ended December 31, 2021.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis. Estimates are used for, but not limited to, revenue recognition and related sales incentives, provisions for credit losses, inventory reserves, valuation of goodwill, product liability reserves, valuation of phantom stock, and accounting for income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe our judgments related to these accounting estimates are appropriate. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company’s accounting policy relating to revenue recognition reflects the impact of the adoption of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), which is discussed further in the Notes to the Consolidated Financial Statements. As a result of the adoption of ASC 606, the Company records revenue based upon a five-step approach. The Company sells goods on typical, unmodified free on board (FOB) shipping point terms. As the seller, it can be determined that the shipped goods meet the agreed-upon specifications in the contract or customer purchase order (e.g. items, quantities, and prices) with the buyer, so customer acceptance would be deemed a formality, as noted in ASC 606-10-55-86. As a result, the Company has a legal right to payment upon shipment of the goods. Based upon the above, the Company has concluded that transfer of control substantively transfers to the customer upon shipment. Other than standard product warranty provisions, the sales arrangements provide for no other post-shipment obligations. The Company offers rebates and other sales incentives, promotional allowances, or discounts to certain customers, typically related to purchase volume, and are classified as a reduction of revenue and recorded at the time of sale. The Company periodically evaluates whether an allowance for sales returns is necessary. Historically, the Company has experienced minimal sales returns. If it is believed there are to be material potential sales returns, the Company will provide the necessary provision against sales.

United States Securities and Exchange Commission

June 16, 2022

Provision for Credit Losses

The Company maintains allowances for credit losses, which represent an estimate of expected losses over the remaining contractual life of its receivables considering current market conditions and estimates for supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing assessments and evaluations of collectability, historical loss experience, and future expectations in estimating credit losses in its receivable portfolio. For accounts receivables, the Company uses historical loss experience rates and applies them to a related aging analysis while also considering customer and/or economic risk where appropriate. Determination of the proper amount of allowances requires management to exercise judgment about the timing, frequency and severity of credit losses that could materially affect the provision for credit losses and, as a result, net earnings. The allowances consider numerous quantitative and qualitative factors that include receivable type, historical loss experience, delinquency trends, collection experience, current economic conditions, estimates for supportable forecasts, when appropriate, and credit risk characteristics. Changes in allowances may occur in the future as the above referenced quantitative and qualitative factors change.

Inventories

Inventories are valued at the lower of cost or net realizable value. The cost of inventories is determined by the first-in, first-out (FIFO) method. The Company generally considers inventory quantities beyond two years of usage, measured on a historical usage basis, to be excess inventory and reduces the carrying value of inventory accordingly. These reductions to the inventory carrying values are estimates, which could vary significantly, either favorably or unfavorably, from actual amounts if future economic conditions, sales levels, or competitive conditions change.

Goodwill

In accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 350, Intangibles – Goodwill and Other (ASU 2017-04), using the simplified method as adopted, the Company performed an annual impairment test as of December 31, 2021, and 2020. These tests did not indicate any impairment of goodwill as the Company’s estimated fair value of the reporting unit exceeded carrying value.

United States Securities and Exchange Commission

June 16, 2022

Product Liability Reserves

Product liability reserves represent the estimated unpaid amounts under the Company’s insurance policies with respect to existing claims. The Company uses the most current available data to estimate claims. As explained more fully under Note 10, Commitments and Contingencies, to the Consolidated Financial Statements included in this report for various product liability claims covered under the Company’s general liability insurance policies, the Company must pay certain defense and settlement costs within its deductible or self-insured retention limits, ranging primarily from $25,000 to $2,000,000 per claim, depending on the terms of the policy in the applicable policy year, up to an aggregate amount. The Company is vigorously defending against all known claims. It is possible that the Company may incur increased litigation costs in the future due to a variety of factors, including a higher number of claims, higher legal costs, and higher insurance deductibles or retentions. Litigation is subject to many uncertainties and management is unable to predict the outcome of the pending suits and claims. From time to time, depending upon the nature of a particular case, the Company may decide to spend more than a deductible or retention to enable more discretion regarding the defense, although this is not common. It is possible that the results of operations or liquidity of the Company, as well as the Company’s ability to procure reasonably priced insurance, could be adversely affected by the pending litigation, potentially materially. The Company is currently unable to estimate the ultimate liability, if any, that may result from the pending litigation, or potential litigation from future claims or claims that have not yet come to our attention, and accordingly, the liability in the Consolidated Financial Statements primarily represents an accrual for legal costs for services previously rendered, and outstanding or anticipated settlements for claims.

Stock-Based Compensation Plans

In 2006, the Company adopted a Phantom Stock Plan (the “Plan”), which allows the Company to grant phantom stock units (“Units”) to certain key employees, officers, or directors. The Units each represent a contractual right to payment of compensation in the future based upon the market value of the Company’s common stock and are accordingly recorded as liabilities. The Units follow a vesting schedule of three years from the grant date and are then paid upon maturity. In accordance with FASB ASC Topic 718, Compensation - Stock Compensation (“Topic 718”), the Company uses the Black-Scholes option pricing model as its method for determining the fair value of the Units. The liabilities for the Units are adjusted to market value over time from the grant dates to the related maturity dates. The Company recognizes the reversal of any previously recognized compensation expense on forfeited nonvested Units in the period the Units are forfeited. Further details of the Plan are provided in Note 11, Stock-Based Compensation Plans, to the Consolidated Financial Statements included in this report. Any significant changes in the Company’s stock price may have a material impact upon the valuation of the Units.

Income Taxes

The Company accounts for tax liabilities in accordance with the FASB ASC Topic 740, Income Taxes. Under this method the Company recorded tax expense and related deferred taxes and tax benefits.

United States Securities and Exchange Commission

June 16, 2022

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain. The Company’s accounting for deferred tax consequences represents the best estimate of those future events. Changes in estimates, due to unanticipated events or otherwise, could have a material effect on the financial condition and results of operations of the Company. The Company continually evaluates its deferred tax assets to determine if a valuation allowance is required.

We will revise future filings to include the above proposed disclosure.

Financial Statements

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies, page 36

2.	We note from your disclosure on page 37 that a warranty is generally included with each purchase, providing assurance that the goods comply with agreed-upon specifications, and the cost is therefore accrued accordingly. Please revise to include the disclosures required by ASC 460-10-50-8. This includes your policy and methodology for determining product warranty liability and a tabular reconciliation of the changes in the warranty liability for the reporting period.

We acknowledge the Staff’s comment, but respectfully submit that disclosure of the policy and methodology for determining product warranty liability, and a tabular reconciliation of the changes in the warranty liability, were not material to investors and thus were not included in the Form 10-K. We note that as of December 31, 2021, and 2020, we have a total warranty liability of $30,000 and typically incur little to no warranty expense. For the three years ended December 31, 2021, we incurred a total of approximately $1,400 of warranty expense.

United States Securities and Exchange Commission

June 16, 2022

We believe the details discussed in this response to your letter sufficiently address the comments raised. However, please do not hesitate to contact the undersigned at (610) 280-4116 if you have any further questions.

Respectfully,

/s/ Matthew F. Unger
Matthew F. Unger
Vice President – Finance and
Chief Financial Officer

cc:	Mr. Justin W. Chairman